EXHIBIT 99.4

March 19, 2014

Consent of Independent Auditor

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2013 of Denison Mines Corp. of our Auditor’s report dated March 6, 2014 relating to the consolidated financial statements of Denison Mines Corp. as at December 31, 2013 and December 31, 2012 and for each of the two years ended December 31, 2013, and the effectiveness of internal control over financial reporting of Denison Mines Corp, which appears in an Exhibit incorporated by reference in this Annual Report on Form 40-F.

/s/ PricewaterhouseCoopers LLP
By: PricewaterhouseCoopers LLP
Chartered Accountants, Licensed Public Accountants
Toronto, Ontario, Canada

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.